                                                                    Exhibit 99.1

(VIVENDI UNIVERSAL LOGO)

NOTE TO READERS: Vivendi Universal provided preliminary, unaudited revenue information on a French GAAP basis for the fourth quarter and the full year of 2003 to `Balo' a French official bulletin for publication in accordance with French regulatory requirements.

                   VIVENDI UNIVERSAL REPORTS REVENUES FOR 2003

            - PRO FORMA(1) FULL YEAR 2003 REVENUES FOR VIVENDI UNIVERSAL DOWN 3% AT CONSTANT CURRENCY.

            - VIVENDI UNIVERSAL CONFIRMS ITS OPERATING GUIDANCE FOR FULL YEAR 2003.

            - VIVENDI UNIVERSAL'S NET DEBT SHOULD BE BELOW E12 BILLION AS OF DECEMBER 31, 2003, A SIGNIFICANT IMPROVEMENT OVER ITS EARLIER GUIDANCE.

PARIS, FEBRUARY 5, 2004 - Vivendi Universal's [PARIS BOURSE: EX FP; NYSE: V] unaudited consolidated revenues for the year ended December 31, 2003, amounted to E25,482 million compared with E58,150(2) million in 2002. For the fourth quarter of 2003, Vivendi Universal reported revenues of E7,215 million compared with E15,969(2) million for the fourth quarter of 2002.

Excluding Veolia Environnement and the publishing businesses divested in 2003, Vivendi Universal's pro forma(1) full year 2003 revenues declined 10%, from E28,157 million to E25,354 million, and 3% at constant currency. On a pro forma basis(1), fourth quarter revenues were down 9% and 2% at constant currency.

Despite the fall in the dollar against the euro, given the improvements in its business units' performance, Vivendi Universal confirms its guidance for the full year 2003:

      -     Very strong growth in operating income,

      -     Significant growth in cash flow from operations(3),

      -     Very strong growth in proportionate cash flow from operations(4),

      -     Return to profit (excluding non recurring items and goodwill).

Vivendi Universal also announces that its unaudited consolidated net debt should be below E12 billion at December 31, 2003, a significant improvement over its earlier guidance ("approximately E13 billion"). This performance was achieved through strong cash flow generation in operating units and the weakening of the dollar/euro rate.


----------

(1) The pro forma information illustrates the effect of the acquisition of the entertainment assets of InterActiveCorp and the disposal of VUP assets in 2003 as if these transactions had occurred at the beginning of 2002. It also illustrates the accounting of Veolia Environnement using the equity method at January 1, 2002 instead of December 31, 2002. The pro forma information is calculated as a simple sum of the actual revenues of Vivendi Universal's businesses (excluding businesses sold) and the actual revenues reported by each of the acquired businesses in each period presented. Additionally, the revenues of Universal Studios international television networks are reported by Vivendi Universal Entertainment instead of Canal Plus Group. This reclassification has no impact on the total revenues of Vivendi Universal. The pro forma revenues are not necessarily indicative of the combined revenues that would have occurred had the transactions actually occurred at the beginning of 2002.

(2) Excluding the contribution of VUP assets sold in 2002 (please refer to chart Revenues by business segment, footnote #5).

(3) Net cash provided by operating activities net of capital expenditures and before financing costs and taxes.

(4) Defined as cash flow from operations excluding the minority stake in all less than 100% entities.

                  CONSOLIDATED REVENUES FOR THE FULL YEAR 2003

-------------------------------------------------------------------------------------------------------------------------
In E million                                FY 2003        FY 2002         Variation      Variation pro    Variation on a
                                            Actual          Actual          Actual           forma at        comparable
                                         as published    as published                        constant          basis
                                                                                             currency
-------------------------------------------------------------------------------------------------------------------------
Canal Plus Group                             4,158           4,833           -14%              -12%            + 1%(5)
-------------------------------------------------------------------------------------------------------------------------
Universal Music Group                        4,974           6,276           -21%              -12%
-------------------------------------------------------------------------------------------------------------------------
Vivendi Universal Games                        571             794           -28%              -16%
-------------------------------------------------------------------------------------------------------------------------
Vivendi Universal Entertainment              6,022           6,270            -4%              + 4%           + 10%(6)
-------------------------------------------------------------------------------------------------------------------------
TOTAL MEDIA                                 15,725          18,173           -13%               -6%
-------------------------------------------------------------------------------------------------------------------------
SFR Cegetel                                  7,574           7,067            +7%               +7%
-------------------------------------------------------------------------------------------------------------------------
Maroc Telecom                                1,471           1,487            -1%               +3%
-------------------------------------------------------------------------------------------------------------------------
TOTAL TELECOM                                9,045           8,554            +6%               +6%
-------------------------------------------------------------------------------------------------------------------------
TOTAL FOR MAIN BUSINESSES                   24,770          26,727            -7%               -2%
-------------------------------------------------------------------------------------------------------------------------
Other(7)                                       584             813           -28%              -22%
-------------------------------------------------------------------------------------------------------------------------
TOTAL FOR CONTINUING OPERATIONS             25,354          27,540            -8%               -3%
-------------------------------------------------------------------------------------------------------------------------
Veolia Environnement                             -          30,038
-------------------------------------------------------------------------------------------------------------------------
VUP assets sold in 2003                        128             572
TOTAL                                       25,482          58,150
-------------------------------------------------------------------------------------------------------------------------


----------

(5) Variation on a comparable basis (excluding all scope changes, principally Telepiu).

(6) Variation on a comparable basis and at constant currency basis (excluding Spencer Gifts sold in May 2003 and including InterActiveCorp entertainment assets as of January 1, 2002).

(7) Comprised of Vivendi Telecom International (excluding Maroc Telecom), Internet, Vivendi Valorisation, VUP assets not sold during 2002 and 2003 (Atica & Scipione: publishing activities in Brazil) and the elimination of intercompany transactions.

          COMMENTS FOR VIVENDI UNIVERSAL'S MEDIA AND TELECOM BUSINESSES

MEDIA: VIVENDI UNIVERSAL'S MEDIA OPERATIONS (CANAL PLUS GROUP, UNIVERSAL MUSIC GROUP, VIVENDI UNIVERSAL GAMES AND VIVENDI UNIVERSAL ENTERTAINMENT) REVENUES FOR THE YEAR 2003 AMOUNTED TO E15,725 MILLION, DOWN 13% AND 6% ON A PRO FORMA BASIS AT CONSTANT CURRENCY, COMPARED WITH E18,173 MILLION FOR THE YEAR 2002.

CANAL PLUS GROUP:

FOR THE FULL YEAR 2003, Canal Plus Group revenues amounted to E4,158 million, down 14%, and up 1% when excluding all scope changes5.

Revenue from the French pay-TV operations, the Canal Plus Group's core business, increased 6% to E2,813 million. Canal Plus Group ended 2003 with nearly 8.1 million subscriptions to its Canal+ pay-TV offerings in France, representing a net growth of approximately 135,000 subscriptions for the year. With 4.91 million subscriptions at December 31, the Canal+ premium channel significantly limited the forecast decline in its subscriber base to just a net of approximately 110,000, primarily due to the sustained recruitment of new subscribers, whose number rose 10% during the year.

CanalSatellite continued to grow, ending the year with 2.75 million subscriptions, for a net annual increase of approximately 230,000 subscriptions.

StudioCanal revenues were down 23%, in line with the company strategy to be more selective on its movie investments. StudioCanal's "Les Nuls l'Integrule" ranked number one among France's best-selling videos and DVDs during the holiday season, with nearly one million copies sold, an unprecedented achievement for a comedy DVD in France.

FOR THE FOURTH QUARTER OF 2003, Canal Plus Group revenues amounted to E974 million, down 26% when compared to prior period (This prior-year comparison is not very meaningful in light of the asset disposals completed during the year).

The French pay-TV operations, the Canal Plus Group's core business, enjoyed a significant 9% increase in revenues, to E737 million. In addition, the premium channel recruited a record number of new subscribers during the quarter, including more than 93,000 in December alone. This was the channel's best performance since 1994.

UNIVERSAL MUSIC GROUP (UMG):

FOR THE FULL YEAR 2003, UMG's revenues of E4,974 million were 21% below last year due to weakness in the global music market, adverse currency movements and a lower number of releases from global superstars. Revenues declined 12% in constant currency with growth in Japan and the U.K. more than offset by declines in the U.S., Germany, France and UMG's European Music Clubs. Best sellers included the debut release from 50 Cent (the number one best seller of the year in the U.S. and over 9 million shipped worldwide) and strong carryover sales from 2002 releases by t.A.T.u. and Eminem. Other major sellers were from Sheryl Crow, Toby Keith, Black Eyed Peas, with very strong sales outside of North America, Sting and Busted, who had two albums in the year selling over 1 million units.

The rate of decline in total U.S. album unit sales as measured by SoundScan continued to slow with a fall of 3.6% against the prior year compared to a 10.7% decline versus the prior year in 2002. UMG was once again the clear market leader in the U.S. with a market share of 28.1%. This was slightly down versus last year's market share of 28.9% reflecting major releases in 2002 from Eminem, Nelly and Shania Twain.

FOR THE FOURTH QUARTER OF 2003, UMG's revenues of E1,691 million were 19% below last year reflecting the very strong release schedule in 2002, adverse currency movements, particularly the continued strengthening of the euro against the U.S. dollar and difficult music market conditions in certain territories most notably in France and Germany. On a constant currency basis, revenues declined 11%. Best sellers in the quarter were new releases from Sheryl Crow, Toby Keith, G-Unit and Jay Z.

In the U.S., total album unit sales for the industry as measured by SoundScan increased 4.3%, the first positive sales quarter for the industry since the third quarter of 2001. UMG's album market share fell to 28.7% versus 29.8% in 2002 when the quarter's best sellers were new releases from Shania Twain, the 8 Mile O.S.T. featuring Eminem, the NOW 11 compilation and Greatest Hits from U2 and Nirvana.

VIVENDI UNIVERSAL GAMES (VUG):

FOR THE FULL YEAR 2003, VUG's revenues decreased to E571 million for the year, 28% below prior year. On a constant currency basis, revenues were down by 16%. In 2003, key titles were: The Simpsons: Hit and Run, The Hulk, Warcraft III Expansion Pack and titles based on the Crash franchise. This compares to a stronger line-up in 2002 which included Warcraft III, Fellowship of the Ring, Crash V, and The Thing. In addition, pricing pressures were far greater in 2003 than 2002, which contributed to lower net revenues.

FOR THE FOURTH QUARTER OF 2003, VUG's revenues amounted to E254 million, a 13% decline versus prior year. At constant currency, revenues were down by 1%. In the fourth quarter of 2003, the key titles were The Simpsons: Hit and Run, Hobbit, the Crash franchise, and Cat in the Hat. In 2002 key titles were Spyro, Crash and The Lord of the Rings.

VIVENDI UNIVERSAL ENTERTAINMENT (VUE):

FOR THE FULL YEAR 2003, VUE revenues amounted to E6,022 million, down 4%. On a pro forma basis(8), VUE revenues decreased by 14%, but were up 4% at constant currency and 10% excluding Spencer Gifts sold in May 2003. Strong performances at Universal Pictures and Universal Television Group were offset by lower revenues at Universal Parks & Resorts.

Revenues at Universal Television Group were up 6% over the prior year, on a comparable basis (stand alone, pro forma, in dollars and in U.S. GAAP). Universal Television Networks revenues were up 14% reflecting advertising sales growth at both USA Network and Sci Fi Channel, as well as increased subscriber revenue at both networks. Revenues at Universal Television Production were up 4%, reflecting the continued strong performance of the three shows in the Law & Order franchise, as well as the debut of several Reveille productions in 2003.


----------

(8) Pro forma basis as if InterActiveCorp entertainment assets had been consolidated from January 1, 2002, and the results of Universal Studios' international television networks had been reported by VUE instead of Canal Plus Group.

Universal Pictures Group revenues increased 15%, on a comparable basis, over the prior year due to the theatrical and DVD success of Bruce Almighty, 2 Fast 2 Furious, Johnny English and Seabiscuit. Additional upside was generated by strong theatrical performance of American Wedding and Love Actually and the DVD success of library releases including Scarface and Animal House.

Universal Parks & Resorts and Other revenues were up 3%, on a comparable basis, primarily due to improved performance at Universal Studios Networks, whose revenues were up 29% due to growth in subscriber numbers and affiliate fees. Revenues at theme parks were down 5% due to Universal Studios Hollywood and Universal Studios Japan, due to ongoing security concerns and associated softness in the tourism market.

FOR THE FOURTH QUARTER OF 2003, VUE revenues amounted to E1,755 million, down 4%. On a pro forma basis8, VUE revenues decreased by 5%, but were up 14% at constant currency, reflecting strong performances at Universal Television Group and Universal Pictures Group.

Revenues at Universal Television Group were up 20% over the fourth quarter of 2002, on a comparable basis (stand alone, pro forma, in dollars and in U.S.
GAAP). Universal Television Networks revenues were up 19%, on a comparable basis, reflecting advertising sales growth at both USA Network and Sci Fi Channel, as well as increased subscriber revenue at both networks. In addition, USA Network benefited from increased ratings versus fourth quarter of 2002, primarily due to the strength of Law & Order: Special Victims Unit. Revenues at Universal Television Productions increased 31%, primarily due to the continued strong performance of the three Law & Order franchise series, as well as the debut of several Reveille productions.

Universal Pictures Group revenues increased 32% on a comparable basis. Upside was driven by stronger DVD performance from Scarface, 2 Fast 2 Furious, Bruce Almighty, The Hulk and Seabiscuit. Additional upside was generated by the theatrical success of Love Actually.

Universal Park & Resorts and Other revenues increased 15% primarily due to improved performance at Universal Studios Networks, whose revenues were up 26% due to growth in subscriber numbers and affiliate fees. Revenues at the theme parks were up 1%, on a comparable basis, when compared to the prior period, due to Universal Studios Hollywood and Universal Studios Japan.

TELECOM: VIVENDI UNIVERSAL'S TELECOM ACTIVITY (SFR CEGETEL AND MAROC TELECOM) REVENUES FOR THE YEAR 2003 AMOUNTED TO E9,045 MILLION, UP 6% WHEN COMPARED WITH E8,554 MILLION FOR THE YEAR 2002.

SFR CEGETEL:

FOR THE FULL YEAR 2003, SFR Cegetel Group reported an excellent performance with consolidated revenue growth of 7% to E7,574 million.

Mobile telephony revenues increased 10% to E6,733 million, driven by significant growth of the customer base and a strong annual ARPU. In 2003 and for the first time ever, SFR (including SRR) became the market leader in net adds with a 38% market share, recording 1,177,500 new net customers, taking its registered customer base to 14.7 million, a 9% increase against last year.

SFR increased its market share on the French mobile market to 35.3% against 35.1% at the end of December 2002.

Annual rolling ARPU(9) grew 1.7% to E431, despite the fixed incoming call tariff decrease of 15% on January 1, 2003. The favourable ARPU trend is explained by an improved customer mix and increased usage: contract customer base grew 18% to
8.5 million, improving the customer mix to 57.7% against 53% at the end of December 2002 while overall voice usage increased 7% year over year to 256 minutes per average customer per month.

The growing adoption of multimedia mobile services by SFR customers is confirmed with approximately 330,000 customers (as of December 31, 2003) to the new multimedia service portal Vodafone live! launched in November 2003 (and 410,000 customers as of end of January 2004), 3.3 billion text messaging (SMS) and 6 million multimedia messaging (MMS) sent in 2003.

Fixed telephony revenues declined 9% to E841 million mainly explained by the unfavourable impact of year end 2002 voice price decreases and an unfavourable traffic mix.

FOR THE FOURTH QUARTER OF 2003, SFR Cegetel Group's consolidated revenues amounted to E2,021 million, a 11% increase compared to the same period last year.

Mobile telephony achieved an excellent performance with revenues growth of 14% to E1,814 million, driven by strong growth in the customer base and favourable ARPU trends.

The fourth quarter was the best in 2003 with 535,800 new net customers, a very strong increase compared to the 274,300 recorded for the third quarter of 2003.

Fixed telephony revenues declined 12% to E207 million mainly due to an unfavourable traffic mix.

MAROC TELECOM:

FOR THE FULL YEAR 2003, Maroc Telecom's revenues amounted to E1,471 million, up 3% at constant currency when compared with the year 2002.

Mobile sales were up 8.5% when compared to 2002, thanks to a larger customer base. Mobile customers at year end increased 13% by 617,000 to 5,214,000 and ARPU was stable.

Fixed-line sales were stable, the increase of incoming mobile calls and Internet being balanced by lower national voice traffic and the loss of Meditel's (the mobile competitor) international traffic. Maroc Telecom's fixed-line customer base increased by 92,000 new customers to reach 1,219,000.

FOR THE FOURTH QUARTER OF 2003, Maroc Telecom's revenues amounted to E370 million, up 3% at constant currency when compared with the same period last year.


----------

(9) Annual rolling ARPU : annual rolling average revenue per user defined as annual rolling mobile (SFR+SRR) revenues excluding roaming-in and excluding equipment sales, net of promotions on yearly average ART (Autorite de Regulation des Telecommunications) total subscriber base.

Mobile sales were up 7% when compared to the fourth quarter of 2002, thanks to stronger post-paid traffic and to increased acquisitions of prepaid customers. Maroc Telecom's mobile customer base increased by 141,000 new customers to reach 5,214,000 and mobile ARPU was stable.

Fixed-line sales were up 2% primarily due to the increase of incoming mobile calls and stronger taxiphone traffic. Maroc Telecom's fixed-line customer base increased by 54,000 new customers to reach 1,219,000.

IMPORTANT DISCLAIMER:

This press release contains "forward-looking statements" as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance. Actual results may differ materially from the forward-looking statements as a result of a number of risks and uncertainties, many of which are outside our control, including but not limited to the risks that : the reduction of Vivendi Universal's indebtedness expected to be reached as a result of the debt-reduction plan, proposed disposals and/or restructurings will not materialize in the timing or manner described above; that Vivendi Universal will not be able to obtain the necessary approvals to finalize certain transactions; Vivendi Universal will be unable to further identify, develop and achieve success for new products, services and technologies; Vivendi Universal will face increased competition and that the effect on pricing, spending, third-party relationships and revenues of such competition will limit or reduce Vivendi Universal's revenue and/or income; Vivendi Universal will be unable to establish and maintain relationships with commerce, advertising, marketing, technology, and content providers; and that Vivendi Universal will not be able to obtain or retain, upon acceptable terms, the licenses and permits necessary to operate and expand its businesses; as well as the risks described in the documents Vivendi Universal has filed with the U.S. Securities and Exchange Commission and the French Autorite des Marches Financiers. Investors and security holders are urged to read those documents at the Commission's website at www.sec.gov. Those documents may also be obtained free of charge from Vivendi Universal. Vivendi Universal does not undertake nor does have any obligation, to provide updates or to revise any forward-looking statements.

CONTACTS :

MEDIA                                    INVESTOR RELATIONS
PARIS                                    PARIS
Antoine Lefort                           Daniel Scolan
+33 (0) 1 71 71 11 80                    +33 (0) 1 71 71 32 91
Agnes Vetillart                          Laurence Daniel
+33 (0) 1 71 71 30 82                    +33 (0) 1 71 71 12 33
Alain Delrieu
+33 (0) 1 71 71 10 86                    NEW YORK
                                         Eileen McLaughlin
                                         +(1) 212 572 13 34

                                VIVENDI UNIVERSAL
                          REVENUES BY BUSINESS SEGMENT
                            (French GAAP, unaudited)

                                                                        ACTUAL (1)
                                           ---------------------------------------------------------------------
                                              Quarter Ended December 31,            Year Ended December 31,
                                           -------------------------------      --------------------------------
                                             2003       2002      % Change        2003        2002      % Change
                                           --------   ---------   --------      ---------   ---------   --------
REVENUES                                                          (In millions of euros)
   Canal Plus Group                        E    974   E   1 322      -26%       E   4 158   E   4 833      -14%
   Universal Music Group                      1 691       2 075      -19%           4 974       6 276      -21%
   Vivendi Universal Games(2)                   254         292      -13%             571         794      -28%
   Vivendi Universal Entertainment            1 755       1 828       -4%           6 022       6 270       -4%
                                           --------   ---------   --------      ---------   ---------   --------
   MEDIA                                      4 674       5 517      -15%          15 725      18 173      -13%
   SFR Cegetel                                2 021       1 821       11%           7 574       7 067        7%
   Maroc Telecom                                370         372       ns            1 471       1 487       -1%
                                           --------   ---------   --------      ---------   ---------   --------
   TELECOM                                    2 391       2 193        9%           9 045       8 554        6%
   Others(3)                                    150         201      -25%             584         813      -28%
                                           --------   ---------   --------      ---------   ---------   --------
   TOTAL VIVENDI UNIVERSAL                 E  7 215   E   7 911       -9%       E  25 354   E  27 540       -8%
                                           ========   =========   ========      =========   =========   ========
      (EXCLUDING VE AND VUP ASSETS SOLD IN 2002 AND 2003)
   VUP assets sold in 2003 (4)                    -         155       na              128         572      -78%
   Veolia Environnement (VE)                      -       7 903       na                -      30 038       na
                                           --------   ---------   --------      ---------   ---------   --------
   TOTAL VIVENDI UNIVERSAL (5)                7 215      15 969      -55%          25 482      58 150      -56%
                                           ========   =========   ========      =========   =========   ========
      (EXCLUDING VUP ASSETS SOLD IN 2002)

                                                                               PRO FORMA (6)
                                        --------------------------------------------------------------------------------------------
                                                Quarter Ended December 31,                       Year Ended December 31,
                                        ---------------------------------------------  ---------------------------------------------
                                                                           % Change                                       % Change
                                                                          at constant                                    at constant
                                          2003       2002      % Change       rate        2003       2002     % Change      rate
                                        --------   ---------    -------     -------    ---------   --------    -------     -------
REVENUES                                                                   (In millions of euros)
   Canal Plus Group                     E    974   E   1 300     -25%         -25%     E   4 158   E  4 742      -12%        -12%
   Universal Music Group                   1 691       2 075     -19%         -11%         4 974      6 276      -21%        -12%
   Vivendi Universal Games(2)                254         292     -13%          -1%           571        794      -28%        -16%
   Vivendi Universal Entertainment         1 755       1 838      -5%          14%         6 022      6 978      -14%          4%
                                        --------   ---------    -------     -------    ---------   --------    -------     -------
   MEDIA                                   4 674       5 505     -15%          -5%        15 725     18 790      -16%         -6%
   SFR Cegetel                             2 021       1 821      11%          11%         7 574      7 067        7%          7%
   Maroc Telecom                             370         372       ns           3%         1 471      1 487       -1%          3%
                                        --------   ---------    -------     -------    ---------   --------    -------     -------
   TELECOM                                 2 391       2 193       9%          10%         9 045      8 554        6%          6%
   Others(3)                                 150         201     -25%         -20%           584        813      -28%        -22%
                                        --------   ---------    -------     -------    ---------   --------    -------     -------
   TOTAL VIVENDI UNIVERSAL              E  7 215   E   7 899      -9%          -2%     E  25 354   E 28 157      -10%         -3%
                                        ========   =========    =======     =======    =========   ========    =======     =======
      (EXCLUDING VE AND VUP ASSETS SOLD IN 2002 AND 2003)

na: not applicable.
ns (non significant): rate comprised within -0.5% and +0.5%.

(1)   As they will be published in BALO on February 6, 2004.

(2) Formerly part of Vivendi Universal Publishing (VUP) (includes Kids Activities, e.g. Adi/Adibou in France and JumpStart in the United States).

(3) Comprised of Vivendi Telecom International (excluding Maroc Telecom), Internet, Vivendi Valorisation, Vivendi Universal Publishing (VUP) assets not sold during 2002 and 2003 (Atica & Scipione: publishing activities in Brazil) and the elimination of intercompany transactions.

(4) Comprised of Comareg sold in May 2003 and the Consumer Press Division sold in February 2003.

(5) As published in BALO on February 14, 2002, VUP assets sold in 2002 revenues amounted to E479 million and to E2,839 million for the fourth quarter and full year 2002 respectively. In this same publication, Vivendi Universal's revenue including VUP assets sold in 2002, was E16,448 million for the fourth quarter of 2002 while full year 2002 revenue was E60,989 million. Those changes stem from the fact that as at December 31, 2002, the Company applied retrospectively as at January 1, 2002 the treatment presented in the paragraph 23100 of the French rules 99-02 allowing the presentation of the equity in (losses) earnings of businesses sold during the year on one line in the consolidated statement of income as "equity in (losses) earnings of sold affiliates". The sold affiliates included all of the Vivendi Universal Publishing activities, excluding Vivendi Universal Games, publishing activities in Brazil as well as the Consumer Press Division and Comareg (both sold in 2003).

(6) The pro forma information illustrates the effect of the acquisition of the entertainment assets of InterActiveCorp and the disposition of VUP assets in 2003, as if these transactions had occurred at the beginning of 2002. It also illustrates the accounting of Veolia Environnement using the equity method at January 1, 2002 instead of December

      31, 2002. The pro forma information is calculated as a simple sum of the actual revenues of Vivendi Universal's businesses (excluding businesses sold) and the actual revenues reported by each of the acquired businesses in each period presented. Additionally, the revenues of Universal Studios international television networks are reported by Vivendi Universal Entertainment instead of Canal Plus Group. This reclassification has no impact on the total revenue of Vivendi Universal. The pro forma revenues are not necessarily indicative of the combined revenues that would have occurred had the transactions actually occurred at the beginning of 2002.